August 14, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  John Reynolds, Assistant Director

Re:                             VM Holding S.A.

Confidential Submission of Draft Registration Statement on Form F-1

CIK No. 0001713930

Ladies and Gentlemen:

Our client, VM Holding S.A., a public limited liability company organized under the laws of the Grand Duchy of Luxembourg (the “Company”), has submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) for confidential non-public review.  The Draft Registration Statement relates to a proposed initial public offering and listing of the Company’s common shares in the United States and in Canada.

The Company is a “foreign private issuer,” as defined in Rule 405 of Regulation C under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended.  In accordance with the procedures of the Commission for foreign private issuers, the Draft Registration Statement was submitted to the Staff of the Commission in draft, unsigned form and on a confidential basis.

On our client’s behalf, we wish to call your attention to one aspect of the financial statements included in the Draft Registration Statement.  The Draft Registration Statement contains the Company’s financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (the “annual financial statements”).  These annual financial statements have been recast to retroactively reflect a common control transaction with Votorantim S.A. (“VSA”), the Company’s controlling shareholder, that occurred after December 31, 2016 but before the date of the Company’s submission of its Draft Registration Statement.  Please refer to Notes 2.23 and

Note 37(d) of the Company’s annual financial statements for detailed descriptions of this common control transaction.

In particular, the annual financial statements included in the Draft Registration Statement include, in all periods presented, certain energy assets contributed by VSA on June 30, 2017.  These assets have been included in the annual financial statements because:  (1) the common control transaction has now been consummated prior to the submission of the Draft Registration Statement; (2) the Company will include interim financial statements as of and for the six months ended June 30, 2017 in its registration statement before effectiveness; and (3) the audit of the annual financial statements reflecting the common control transaction is complete.

The Company has published interim financial information for the period ended March 31, 2017, but it has not included this information in the Draft Registration Statement because this information does not reflect the common control transaction described above and is therefore not comparable to the  annual financial statements included in the Draft Registration Statement.  The Company will include in a subsequent draft of its registration statement submitted for review its unaudited interim financial statements as of and for the six months ended June 30, 2017.

If you have any questions or comments concerning this submission, please do not hesitate to call me at 212 225 2414.

Very truly yours,

/s/ Nicolas Grabar
Nicolas Grabar

cc:                                Barry N. Summer

Ellie Quarles

Division of Corporation Finance, U.S. Securities and Exchange Commission

Mario Bertoncini

Renata Penna Moreira Gunzburger

VM Holding S.A.

Francesca L. Odell

Cleary Gottlieb Steen & Hamilton LLP

Ivan T. Grbešić

Stikeman Elliott LLP